

November 6, 2014

Via E-mail
Susan M. Crawford
Executive Vice President, Chief Financial Officer and Treasurer
DJO Finance LLC
1430 Decision Street
Vista, CA 92081

   Re: DJO Finance LLC
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed February 25, 2014
     File No. 333-142188

Dear Ms. Crawford:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Consolidated Statement of Operations, page 64

1. Please explain to us why you have excluded the amortization of intangible assets from your cost of sales. Further, if you believe it is appropriate to exclude the amounts from your cost of sales, tell us why presenting gross profit exclusive of these costs would be appropriate. Refer to the SAB Topic 11-B and Rule 5-03(b) 2 of Regulation S-X.

2.   We note that you have included goodwill impairment charges of $102 million during
        2013 and $124 million during 2011 within the line item "Impairment of goodwill and
        intangible assets" in your consolidated statements of operations. In future filings, please
        present the aggregate amount of goodwill impairment losses as a separate line item in
        your statements of operations unless the goodwill impairment loss is associated with a
        discontinued operation consistent with FASB ASC 350-20-45-2.

Note 7. Long-Lived Assets

Goodwill, page 77

3.   We note your presentation of the changes in the carrying amount of goodwill. In future
        filings please provide all of the disclosures required by FASB ASC 350-20-50-1,
        including the following (refer to the example in FASB ASC 350-20-55-24):

        •   The gross amount and accumulated impairment losses at the beginning of the
                period
        •   The gross amount and accumulated impairment losses at the end of the period.
        •   In addition to your presentation in total, provide the information on the changes in
                the carrying amount of goodwill for each applicable reportable segment.

4.   Please tell us the percentage by which fair value exceeded carrying value as of the date of
        your 2013 goodwill impairment test for each applicable reporting unit and the amount of
        goodwill allocated to that reporting unit.

Note 18. Segment and Geographic Information

Geographic Area, page 100

5.   It appears that you include goodwill and intangible assets within your long-lived asset
        disclosure by geographic area on page 84. Please tell us how you considered FASB ASC
        280-10-55-23.

Note 20. Supplemental Guarantor Condensed Consolidating Financial Statements, page 101

6.   For your 9.875% Notes and 7.75% Notes, refer to Rule 3-10(i)(8) of Regulation S-X and
        please tell us your consideration of disclosing, if true, that all guarantees of these notes
        are full and unconditional. If the guarantees are not full and unconditional, please tell us
        how you have complied with the disclosure requirements in Rule 3-10(a) of Regulation
        S-X. In this regard, please also confirm by reference to the Form S-4 filed August 29,
        2011, that the guarantees of the 9.75% Notes and 7.75% Notes are full and unconditional.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant